BY EDGAR

July 6, 2020

Jaea Hahn, Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Thrivent Variable Annuity Account I (“Registrant”)
Initial Registration Statement on Form N-4 for the
Thrivent AdvisorFlex Variable Annuity (“Contract”)
File No. 333-216125 and No. 811-21111

Dear Ms. Hahn:

Thank you for the conference call on June 2, 2020.

Before addressing the latest round of comments provided on June 2 (“June 2 Comments”), Thrivent Financial believes it is appropriate to address the history of this long-pending registration statement. Thrivent Financial filed the initial registration statement approximately 17 months ago, on February 11, 2019. Since then, Thrivent Financial responded to an initial round of comments by filing a pre-effective amendment on August 22, 2019, and then responded to four additional rounds of comments provided to Thrivent Financial on September 19, 2019, December 3, 2019, December 16, 2019, and April 9, 2020, respectively. As acknowledged by the Staff on the June 2 conference call, Thrivent Financial was previously informed that the April 9, 2020 comments would be the last round of comments with respect to this registration statement.

Thrivent Financial has made a diligent effort to respond to all of the comments it has received. Thrivent Financial has also expressed to the Staff on multiple occasions the importance of expeditiously resolving any concerns with this registration statement. Because the latest round of comments provided on June 2 cover much of the same ground that already has been covered by the numerous comments to which Thrivent Financial has already responded, Thrivent Financial is increasingly concerned by the ongoing delay with respect to this registration statement. The Staff has also made clear that any determination with respect to the MDRP issues raised by this registration statement will need to be made by the Commissioners. However, although this registration statement has been pending for 17 months the registration statement still has not been raised with the Commissioners for a decision. Thrivent Financial therefore respectfully requests that after receiving this response to the latest round of comments, the Staff proceed promptly with further steps necessary to finalize this registration.

As requested, the June 2 Comments and the Registrant’s responses appear below.

Comment 1: The disclosure describing the dispute resolution program does not appear until the back of the prospectus. Please add a summary briefly describing the applicability of the MDRP in the beginning of the prospectus, identifying potential risks to shareholders. For example, a statement that any claim brought under the federal securities laws would be subject to mandatory arbitration pursuant to the MDRP.

Response to Comment 1:

The following is a new paragraph that has been added to the Summary section:

Member Dispute Resolution Program (MDRP)

The MDRP provisions in Thrivent Financial’s Articles of Incorporation and Bylaws apply to you as a member of Thrivent Financial, including with respect to the purchase of the variable annuity described in this Prospectus. That means any claims regarding the variable annuity must be pursued exclusively through the MDRP, to the extent permitted by law, and therefore neither Thrivent Financial, nor its members, insureds, certificate owners, or beneficiaries, can pursue such claims against one another in other forums, such as state or federal court, even if they might later believe those forums are preferable. Claims submitted through MDRP that go to arbitration will be decided by an arbitrator, as opposed to being decided in court by a judge or jury. See General Provisions – Member Dispute Resolution Program.

Comment 2: In the first paragraph of the disclosure on the MDRP discussion, there is a bit of duplicative disclosure. Please increase readability. For example, consider moving some of the disclosure in this paragraph to the new summary section. That is a way to keep the disclosures, but have less repetitive disclosure in the same place.

Response to Comment 2:

Part of the disclosure in the first paragraph has been moved to the Summary section as detailed in the Response to Comment 1, and other edits have been made to increase readability. As such, the following strike-through sentence has been deleted.

Members of Thrivent Financial agree, by virtue of becoming members, that to the extent permitted by law the MDRP, as amended from time to time within Thrivent Financial’s Articles of Incorporation and Bylaws, will be the sole means to present and resolve grievances, complaints or disputes between members, insureds, certificate owners or beneficiaries and Thrivent Financial and its directors, officers, agents, and employees with respect to any claims arising out of or relating to products members purchase from Thrivent Financial. As a result, claims arising out of or related to a member’s Contract, as described in this prospectus, cannot be pursued in state or federal court or in other forums including Financial Industry Regulatory Authority (FINRA) arbitration and mediation. Instead, to the extent permitted by law, Thrivent Financial members will be required to pursue such claims through the MDRP exclusively. ~~Claims must be pursued exclusively through the MDRP, to the extent permitted by law, and therefore neither Thrivent Financial, nor its members, insureds, certificate owners, or beneficiaries, can pursue such claims against one another in other venues, such as state or federal court, even if they might believe those venues are preferable.~~

Comment 3: Please revise the second paragraph, that has disclosure regarding attorneys’ costs and appeal rights, by adding bullet points and subheadings for ease of comprehension. For example, break out costs, appeals, no cause for collective action.

Response to Comment 3:

The second paragraph has been revised as follows, with highlights to indicate new language that has been inserted in response to this comment and/or other comments below:

The MDRP follows different procedures than the procedures followed in federal or state courts. Thrivent Financial’s MDRP is conducted in accordance with the applicable rules prescribed by the American Arbitration Association (“AAA”), as modified in Thrivent Financial’s Articles of Incorporation and Bylaws. The AAA Rules governing the MDRP make clear that parties to arbitration may be represented by counsel and provide the arbitrator with authority to make determinations with respect to the confidentiality of proceedings, the extent of any information exchanged between the parties, or the award of attorneys’ fees.

Administrative Costs.

As set forth in the MDRP provisions in Thrivent Financial’s Bylaws, if mediation and/or arbitration occur in the course of the MDRP, Thrivent Financial will pay the administrative costs of mediation and/or arbitration, including fees and expenses of mediators or arbitrators, filing fees, and reasonable and necessary fees for transcripts of the proceedings.

Attorneys’ Fees.

Absent an arbitrator’s discretionary award of attorneys’ fees, each party will bear its own costs for legal counsel, just as they would if they were pursuing claims in court.

Costs of Appeal.

The cost of contesting an arbitrator’s decision would be borne by the party contesting the decision, just as the cost of an appeal would be borne by the appellant in the judicial system.

No class actions or collective actions.

Claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any “class” of persons (i.e. class actions or collective actions). This applies to Thrivent as well as to contract owners and other related parties. Because the MDRP requires that all claims be brought individually, rather than in a representative group or on behalf of or against any “class” of persons, there may be both substantive and procedural differences with respect to how parties may raise and litigate claims under the MDRP as compared to how such claims could be raised and litigated in the judicial system. The Contract does not specify a choice of law for disputes. A potential advantage of the MDRP is that it may be more cost efficient and resolve claims more quickly as compared to claims raised and litigated in the judicial system. A potential disadvantage may be that the contract owner, at the time of initiating a claim, will not have a choice of the forum because he or she has already agreed to arbitration.

Comment 4: When discussing the differences between MDRP and class actions, please discuss in that same paragraph whether contracts include a choice of law clause and what state law would apply to a lawsuit involving Thrivent brought by a contract holder, it any.

Response to Comment 4:

Please see the last paragraph in response to Comment 3 above under the heading “No class actions or collective actions” and the highlighted language regarding choice of law that responds to this comment.

Comment 5: In the second paragraph, there is a sentence that says claims submitted to arbitration will be decided by an arbitrator, as opposed to being decided in court by a judge or jury. It describes the arbitration process generally. Please move that sentence from the second paragraph to the first paragraph or to the summary.

Response to Comment 5:

That sentence has been moved to the Summary. Please see the response to Comment 1 above.

Comment 6: Please consider stating explicitly, in the second paragraph, that the restriction on joinder of disputes applies to Thrivent Financial as well as to contract holders and other related parties as set forth in Section 11(e) of Thrivent’s Bylaws.

Response to Comment 6:

Please see the last paragraph in response to Comment 3 above under the heading “No class actions or collective actions” and the highlighted second sentence that responds to this comment.

Comment 7: The disclosure at the end of the second paragraph points out that there may be substantive and procedural differences between arbitration and litigation, at least for certain types of claims. Please give an example of potential advantages and disadvantages to an investor. For example, a potential advantage may be a shortened time period and cost efficiency, and a disadvantage may be the shareholder won’t have a choice of the venue.

Response to Comment 7:

Please see the last paragraph in response to Comment 3 above under the heading “No class actions or collective actions” and the highlighted language regarding potential advantages and disadvantages that responds to this comment.

Comment 8: In the third paragraph, when enforceability is discussed, please consider adding the following: “The matter is not free from doubt.”

Response to Comment 8:

Thrivent Financial believes that the MDRP is enforceable with respect to claims under the Securities Act of 1933 or other securities laws. In response to previous comments, Thrivent Financial has already included the language highlighted below, which clearly states that it is possible that the MDRP could be determined to be unenforceable with respect to claims under the Securities Act of 1933 (“Securities Act”) relating to the variable annuity described in this registration statement. Thrivent Financial moved this language to the beginning of the paragraph set forth below at the Staff’s request. The Staff’s present comment asking Thrivent Financial to add additional language at the end of this paragraph to reiterate this point is inconsistent with the Staff’s other comments to reduce redundancy in this registration statement. Thrivent Financial believes that the highlighted language below adequately addresses the basis for this comment, and therefore believes that no further revisions to the disclosure are necessary.

No court has ruled on the enforceability of the MDRP with respect to claims under the Securities Act of 1933 (“Securities Act”) relating to the variable annuity described in this registration statement; therefore, it is possible that such provisions may ultimately be determined to be unenforceable. However, the U.S. Supreme Court has upheld agreements to arbitrate state law claims and claims arising under federal law. The Supreme Court also has repeatedly stated that the Federal Arbitration Act (“FAA”), which mandates enforcement of arbitration provisions like the MDRP, can only be overridden where there is a “clear and manifest congressional command to displace” it. Epic Systems Corp. v. Lewis, 138 S.Ct. 1612, 1624 (2018); see, also, CompuCredit Corp v. Greenwood, 565 U.S. 95, 98 (2012) (stating that the FAA requires courts “to enforce agreements to arbitrate according to their terms…even where the claims at issue are federal statutory claims, unless the FAA’s mandate has been ‘overridden by a contrary congressional command’” (quoting Shearson/American Express, Inc. v. McMahon, 482 U.S. 220, 226 (1987).)

When the Supreme Court addressed claims by investors against a brokerage firm for violations of the Securities Act in Rodriguez de Quijas v. Shearson/American Express, the Court closely reviewed the text of the Securities Act and found that there was no language therein indicating that Congress intended to override the FAA. Rodriguez de Quijas v. Shearson/American Express, 490 U.S. 477, 480 (1989). Thrivent Financial therefore believes the MDRP is enforceable with respect to Securities Act claims arising between Thrivent Financial and its members.

Comment 9: In the last paragraph, please insert “to be subject” after “By agreeing”:

Response to Comment 9:

Thrivent has complied with this comment. The following highlighted words have been added to the last paragraph:

By agreeing to be subject to the MDRP provisions in Thrivent Financial’s governing documents, You will not be deemed to have waived compliance by Thrivent Financial with federal securities laws and the rules and regulations thereunder.

Comment 10: Supplementally, please provide a copy of any materials discussing the voluntary undertakings Thrivent previously made to the Staff with regards to enforcement of the MDRP, such as the dispute resolution brochure members receive when they contact member services with a potential complaint.

Response to Comment 10:

Included with this letter is the Member Dispute Resolution Program brochure members receive if Thrivent’s Member Relations department is not able to resolve a member’s complaint to the member’s satisfaction.

Also included with this letter is an Attachment with revised prospectus pages showing all MDRP disclosures incorporating the edits discussed above. Please call me at (920) 628-2347 if you have any questions regarding the forgoing.

Sincerely,

/s/ Cynthia K. Mueller

Cynthia K. Mueller

Senior Counsel